Woori Finance Holdings Co., Ltd.’ Preliminary Financial Performance Figures
for the First Half of 2009

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the six-month period ended on June 30, 2009, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	2Q 2009	1Q 2009	% Change Increase	2Q 2008	% Change Increase
			(Decrease)		(Decrease)
Revenue:
2Q	10,632,918	24,228,584	(56)	11,166,163	(5)
Cumulative Basis	34,861,502	24,228,584	—	24,994,366	39
Operating Income:
2Q	398,941	290,962	37	661,714	(40)
Cumulative Basis	689,903	290,962	—	1,448,587	(52)
Income before Income Tax Expense:
2Q	382,011	252,047	52	683,094	(44)
Cumulative Basis	634,058	252,047	—	1,524,205	(58)
Net Income:
2Q	223,126	162,273	38	415,497	(46)
Cumulative Basis	385,399	162,273	—	961,772	(59)

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

We have reflected the results of operations of Woori Aviva Life Insurance (“Woori Aviva”) in each line item of our consolidated income statement, but have not reflected in our net income the net income of Woori Aviva prior to the date of its acquisition. (Date of acquisition: April 1, 2008)

Woori Bank’s Preliminary Financial Performance Figures
for the First Half of 2009

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the six-month period ended on June 30, 2009, on a non-consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	2Q 2009	1Q 2009	% Change Increase	2Q 2008	% Change Increase
			(Decrease)		(Decrease)
Revenue:
2Q	8,978,529	21,421,196	(58)	8,888,954	1
Cumulative Basis	29,648,533	21,421,196	—	20,119,973	47
Operating Income:
2Q	200,789	186,840	7	432,261	(54)
Cumulative Basis	387,630	186,840	—	980,509	(60)
Income before Income Tax Expense:
2Q	221,617	173,899	27	472,284	(53)
Cumulative Basis	395,516	173,899	—	1,064,510	(63)
Net Income:
2Q	171,324	167,453	2	347,369	(51)
Cumulative Basis	338,777	167,453	—	792,007	(57)

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.